UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

 For More Information:

Kyle Hall EVP, Business Development
PhotoChannel Networks Inc.
khall@photochannel.com
604-893-8955 ext 293

PhotoChannel Adds New Board Member

Thomas Nielsen joins PhotoChannel Board of Directors

VANCOUVER, BC - June 17, 2005 - PhotoChannel Networks Inc (TSX-V: PNI and OTCBB: PHCHF) (“PhotoChannel”) today is pleased to announce the appointment of Thomas Nielsen to the PhotoChannel Board of Directors. With this appointment, PhotoChannel also wishes to announce that Kent Thexton has resigned as a Director of its Board.

“I’m very happy to have been asked to join the PhotoChannel Board”, stated Thomas Nielsen. “I have been following the Company for over four years now and have been very impressed with the progress that has been made. Now that the online imaging market is starting to approach mainstream penetration and with the new technology and services PhotoChannel will soon launch, the future is very bright. I look forward to helping take this Company to the next level for the distribution of all digital media.”

“Thomas brings a wealth of industry and technology experience to the PhotoChannel team as the Company aggressively pursues new opportunities in the photo and media distribution world,” said Peter Fitzgerald, Chairman and CEO of PhotoChannel. “His enthusiasm and desire will be a tremendous asset as we push beyond the borders of the photo business. We look forward to having him engaged and participating in the tremendous opportunities ahead of us at PhotoChannel.”

Mr. Nielsen has a strong passion for technology and customer solutions - specifically in the areas of digital imaging, electronic documents and multimedia - extending into mobile and wireless technologies. Mr. Nielsen has over 15 years experience leading and managing cutting edge technology research & development in the software industry and has focused the last few years bridging engineering and business leadership functions. Currently, Mr. Nielsen holds a position as Director of Engineering for Adobe's Creative Professional Business Unit - responsible for the product development of Adobe's print and web-design products. Prior to Adobe, he spent six years at Microsoft, where among many other duties, he led the Windows Printing and Imaging and Windows Digital Document teams where he was instrumental in defining and delivering the Windows XP Digital Photography experience as well as being responsible for leading Microsoft's digital imaging and electronic document strategy for future versions of the Windows operating system. While at Microsoft, Mr. Nielsen was also responsible for the planning & development of Microsoft's print server business. Mr. Nielsen represented many of Microsoft's strategies and technologies by way of keynote speeches, industry standards and conference presentations. Prior to Microsoft, Mr. Nielsen held positions as Director of Research and Development for MGI Software.

About PhotoChannel

Founded in 1995, PhotoChannel has created and manages the open standard PhotoChannel Network environment. The PhotoChannel Network is currently utilized by major photofinishing retailers and wireless carriers to provide their consumers with online image printing and picture messaging services. There are more than 8,000 retail locations worldwide accepting print orders from the PhotoChannel Network. For more information on the Company visit www.photochannel.com.

Investor Information:  (866) 345-0115

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: June 17, 2005.

/s/ Robert Chisholm
Robert Chisholm, CFO